

04 APR -7 AM 7:21

BRITISH AMERICAN TOBACCO

www.bat.com

news release


FILE No.
82 • 33

SUPPL

For immediate release: Friday, 26 March 2004

Response to DTI inquiry outcome

British American Tobacco today welcomed the statement by the Department of Trade & Industry that its confidential investigation into allegations of involvement in tobacco smuggling is complete, that no evidence of illegal activity was found and no further action is to be taken.

Martin Broughton, the Group's Chairman, said: "We've always maintained that our companies have acted legally and are delighted to see this matter at an end after more than three years of investigation.

"We work actively with governments and customs and excise authorities around the world to help them eliminate smuggling – which at its root is caused by tax differentials, weak border controls and import restrictions or bans."

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519

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